Exhibit 99.1

Ellomay Capital Reports Exercise of Option to Acquire 9% of U. Dori Energy Infrastructures Ltd.

Following the Exercise Ellomay Capital Will Indirectly Hold Approximately 9.2% of Dorad Energy Ltd.

Tel-Aviv, Israel, April 26, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported that it provided a notice of exercise of its option to acquire an additional 9% of the share capital of U. Dori Energy Infrastructures Ltd. (the “Option” and “Dori Energy,” respectively), which currently holds 18.75% of Dorad Energy Ltd. (“Dorad”). Following the exercise of the Option, the Company’s holdings in Dori Energy will increase from 40% to 49% and the Company’s indirect ownership of Dorad will increase from 7.5% to approximately 9.2%.

The aggregate amount that will be paid by the Company in connection with the exercise of the Option is expected to be approximately NIS 28.1 million (approximately $7.1 million) and includes the exercise price and the amount required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. The Option is one of two options held by the Company in connection with its holdings in Dori Energy and was due to expire on May 19, 2015. The second option covers an additional 1% of Dori Energy’s outstanding shares (i.e., an increase of the Company’s holdings in Dori Energy to 50% and indirect holdings in Dorad to 9.375%) and is in effect until May 19, 2016. The Company holds its interests in Dori Energy through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is a wholly-owned subsidiary of the Company and whose sole limited partner is the Company. The closing of the exercise of the Option is expected to take place during the upcoming weeks.

“As part of our policy of entry into certain projects, such as the pumped storage field, in the development stage, along with to the ongoing enhancement of our profit-yielding assets portfolio, we are reporting the exercise of an option to increase our indirect holdings in Dorad. We made the initial investment in Dorad during the early phases of the project with reduced exposure to risk, and combined it with the ability to increase our holdings following commercial operation of the plant when the risk levels are lower. We are very pleased with the commercial activation of Dorad and with the operation and financial results of Dorad in the months since the commencement of operations” commented Mr. Ran Fridrich, CEO and a board member of the Company. Mr. Fridrich continued: “We are acting to enhance our portfolio of assets while minimizing risk at earlier stages and increasing the returns at more advance stages. We expect to continue to invest in long-term projects such as Dorad, as we have recently done in connection with the pumped storage project in the Manara Cliff, Israel. We continue to examine new opportunities and as of December 31, 2014 held cash and liquid assets in the amount of approximately $24 million.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes and limitations. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com